CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

8th August 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 7th August 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

HL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Discloseable Transaction: Purchase of 5 Boeing 777-300ER Aircraft

CPAS has entered into the Supplemental Agreement with Boeing Company, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing the information required under the Listing Rules will be dispatched to shareholders as soon as practicable.

Background
On 7th August 2007, CPAS and Boeing Company entered into the Supplemental Agreement, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing Company.

The particulars of the Transaction are summarised as follows:

Agreement: Supplemental Agreement dated 7th August 2007

Parties: (i) CPAS
(ii) Boeing Company

Aircraft to be acquired:
Boeing Aircraft, i.e. 5 Boeing 777-300ER aircraft.

Consideration:
The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$1.4 billion. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account

all the factors relating to the purchase of aircraft by CPAS, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in each of the 2005 Aircraft Purchase and the 2006 Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and each of the 2005 Aircraft Purchase and the 2006 Aircraft Purchase on the Company's operating costs taken as a whole. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.64(4) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

Payment and delivery terms:
The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft in 2011.

Source of funding:
The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

Reasons for, and benefits of, the Transaction
The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

General
The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction, and is therefore not subject to approval by the Company's shareholders under the Listing Rules.

A circular containing the information required under the Listing Rules in relation to

the Transaction will be dispatched to shareholders as soon as practicable.

Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"2005 Aircraft Purchase" The acquisition by CPAS of 12 Boeing 777-300ER aircraft pursuant to the Purchase Agreement, in respect of which the Company published an announcement dated 14th December 2005 and dispatched a circular to shareholders dated 22nd December 2005.

"2006 Aircraft Purchase" The acquisition by CPAS of:

(a) 2 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 1st June 2006 to the Purchase Agreement, in respect of which the Company published an announcement dated 1st June 2006 and dispatched a circular to shareholders dated 8th June 2006; and

(b) 6 Boeing 747-400ERF freighters pursuant to a purchase agreement dated 22nd June 2006 between CPAS and Boeing Company, in respect of which the Company published an announcement dated 22nd June 2006 and dispatched a circular to shareholders dated 29th June 2006.

"Boeing Aircraft" 5 Boeing 777-300ER aircraft to be purchased by CPAS pursuant to the Supplemental Agreement.

"Boeing Company" The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.

"Cathay Pacific" or "Company" Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.

"CPAS" Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay

	Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
"Directors"	The directors of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Purchase Agreement"	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Supplemental Agreement"	The supplemental agreement dated 7th August 2007 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft.
"Transaction"	The acquisition by CPAS of the Boeing Aircraft pursuant to the Supplemental Agreement.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 7th August 2007

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

8th August 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's 2007 Interim Results announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 8th August 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

2007 Interim Results

Financial and Operating Highlights

Group Financial Statistics

Results		2007	2006	Change
		Six months ended 30th June		
Turnover	*HK$ million*	**34,631**	27,086	**+27.9%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**2,581**	1,668	**+54.7%**
Earnings per share	*HK cents*	**65.6**	49.3	**+33.1%**
Dividend per share	*HK cents*	**25.0**	20.0	**+25.0%**
Profit margin	*%*	**8.9**	7.3	**+1.6%pt**

Balance Sheet		30th June	31st December (restated)	
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**46,745**	45,411	**+2.9%**
Net borrowings	*HK$ million*	**14,643**	16,348	**-10.4%**
Shareholders' funds per share	*HK$*	**11.9**	11.5	**+3.5%**
Net debt/equity ratio	*Times*	**0.31**	0.36	**-0.05 times**

Operating Statistics

		Six months ended 30th June			
		Cathay Pacific and Dragonair	Cathay Pacific		
		2007	**2007**	2006	**Change**
Available tonne kilometres ("ATK")	*Million*	**10,975**	**10,026**	9,126	**+9.9%**
Passengers carried	*'000*	**10,960**	**8,474**	8,144	**+4.1%**
Passenger load factor	*%*	**78.1**	**79.6**	79.1	**+0.5%pt**
Passenger yield	*HK cents*	**53.7**	**50.8**	45.8	**+10.9%**
Cargo carried	*'000 tonnes*	**758**	**623**	573	**+8.7%**
Cargo and mail load factor	*%*	**65.3**	**66.3**	67.7	**-1.4%pt**
Cargo and mail yield	*HK$*	**1.63**	**1.55**	1.69	**-8.3%**
Cost per ATK	*HK$*	**2.30**	**2.17**	2.19	**-0.9%**
Cost per ATK without fuel	*HK$*	**1.69**	**1.57**	1.56	**+0.6%**
Aircraft utilisation	*Hours per day*	**11.7**	**12.7**	12.7	**-**
On-time performance	*%*	**84.8**	**88.5**	87.7	**+0.8%pt**

Chairman's Letter

The Cathay Pacific Group reported a record interim result with a profit attributable to shareholders of HK$2,581 million for the first six months of 2007, compared to a profit of HK$1,668 million for the same period last year. Earnings per share rose 33.1% to HK65.6 cents. Turnover climbed 27.9% to HK$34,631 million.

Passenger demand continued to be strong during the first half of 2007 and this was the main driver behind the 54.7% rise in interim profit. The cargo market was generally weak throughout the period. Fuel prices recently edged back up and as a result the average into plane fuel price for the first half was US$82.8 per barrel, down only 1.4% against the corresponding period last year. Fuel surcharges helped to offset the additional spend on fuel.

This interim result is the first six-month report to include full figures from Dragonair, which became a wholly owned subsidiary of Cathay Pacific on 28th September 2006.

Cathay Pacific carried 8.5 million passengers in the first six months, a rise of 4.1%. This compares to a 2.9% rise in capacity for the same period. The rise in earnings was mainly a result of a 10.9% rise in passenger yield to HK50.8 cents, driven largely by strong demand from first and business class passengers and the introduction of a new revenue management system. Cathay Pacific and Dragonair combined carried 11 million passengers in the first half, with a load factor of 78.1% and a yield of HK53.7 cents.

A slow-down in demand and increased competition lowered the growth of our cargo business. Cathay Pacific's cargo load factor dropped by 1.4 percentage points to 66.3% while yield was down by 8.3% to HK$1.55. For Cathay Pacific and Dragonair combined, total tonnage was 757,575 tonnes while load factor and yield were 65.3% and HK$1.63.

The Cathay Pacific Group expects the current cargo downturn to be short-lived and remains confident in the future of the airfreight industry in Hong Kong. We have more freighters on order, including six new Boeing 747-400ERFs, Extended Range Freighters, commencing delivery in May 2008. Importantly, we have submitted a formal bid for the third cargo terminal at Hong Kong International Airport which we believe is crucial to Hong Kong's future competitiveness as an airfreight hub.

The second half of 2007 will be an important one for the Cathay Pacific Group. Work will continue to build on the good work that has already been done to realise the synergies presented by the Dragonair acquisition. In the first half of 2007 we strengthened a number of services across the Dragonair network and added one new destination, Busan in South Korea. We will also continue to develop our partnership with Air China.

In terms of our inflight offering we are excited to have launched our new long haul product. The product, which we believe is one of the most innovative in the air, will be featured on 15 of our long haul aircraft by the end of 2007. Another exciting development is the arrival of our new fleet of Boeing 777-300ER, Extended Range, passenger aircraft. The first arrives in September and we will have five in the air by year-end, giving us the opportunity to enhance our long haul services. Extra flights have already been announced for destinations such as Adelaide, Melbourne, New York, Perth, San Francisco and Vancouver. The Boeing 777-300ER will become the backbone of our long haul fleet and we recently took up options for another five, to be delivered in 2011. This takes our total order to 23 aircraft.

The second half results should benefit from the additional capacity, although higher fuel prices would have a negative effect.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues no reliable estimate of any potential liability can be made at this time by Cathay Pacific. Accordingly the matter is disclosed as a contingent liability in note 16(e) to the accounts in the 2007 Interim Report.

The Cathay Pacific Group remains in good health and our continued expansion highlights the confidence in our own future and that of Hong Kong. Our commitment to product and service excellence remains unchanged as does our commitment to further strengthening Hong Kong's position as a leading international passenger and airfreight hub and gateway to Mainland China.

Christopher Pratt
Chairman
Hong Kong, 8th August 2007

Capacity, load factor and yield - Cathay Pacific

	Capacity ASK/ATK (million)#				Load factor (%)				Yield	
	2007	2006	Change	Change*	2007	2006	Change	Change*	Change	Change*
Passenger services										
South West Pacific and South Africa	**7,168**	7,096	**+1.0%**	**+1.0%**	**80.7**	77.9	**+2.8%pt**	**+2.8%pt**	**+14.4%**	**+14.4%**
South East Asia and Middle East	**9,566**	8,991	**+6.4%**	**+2.0%**	**76.4**	74.9	**+1.5%pt**	**+1.8%pt**	**+9.6%**	**+9.1%**
Europe	**9,622**	9,108	**+5.6%**	**+5.6%**	**81.4**	83.2	**-1.8%pt**	**-1.8%pt**	**+14.7%**	**+14.7%**
North Asia	**11,622**	6,822	**+70.4%**	**-0.3%**	**68.4**	70.0	**-1.6%pt**	**-**	**+10.0%**	**+2.9%**
North America	**11,858**	11,797	**+0.5%**	**+0.5%**	**84.9**	84.9	**-**	**-**	**+13.6%**	**+13.6%**
Overall	**49,836**	43,814	**+13.7%**	**+1.6%**	**78.1**	79.1	**-1.0%pt**	**+0.4%pt**	**+17.2%**	**+9.4%**
Cargo services	**6,236**	4,959	**+25.8%**	**+4.6%**	**65.3**	67.7	**-2.4%pt**	**-3.1%pt**	**-3.6%**	**-5.8%**

* Includes Dragonair January to June 2006 figures for comparison.

Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.

Passenger services

- We carried a total of 8.5 million passengers, an increase of 4.1% over the same period last year.
- Passenger yield rose 10.9% to HK50.8 cents, helped by strong demand from business class travellers (particularly on long haul routes), the appreciation of a number of key currencies and better inventory control.
- Demand from premium travellers continued strong, buoyed by the positive business sentiment in Hong Kong. Yields in economy class grew over the same period last year despite increasing competition.
- We added three more flights a week on the Paris and Vancouver routes and mounted extra services to Cebu and Frankfurt.
- North Asia was the weakest region in the first half. Jeju in South Korea is growing as a cross-Strait hub and taking China traffic from Hong Kong and Macau.
- The Southeast Asia market was generally buoyant, though demand was down to and from Thailand, in part due to continued political uncertainty, and yields fell in the Philippines due to increased competition.
- We suspended services to Colombo in late April for security reasons. We continue to review the situation in the hope of being able to recommence flights.
- Business to North America was strong throughout the first six months of 2007, with high loads and high yields.
- Demand on South Pacific routes remained strong and Australia will get further capacity in the second half of 2007.

Cargo services

- Amsterdam was added to our freighter network in February, we also increased the number of flights to other European freighter destinations and in May we added three more freighter flights a week to New York.
- As a result in the first six months of 2007 we carried 623,073 tonnes of freight – up 8.7% on the same period last year. Cargo yield was down 8.3%, due to a slow-down in demand and increased competition.
- Cargo capacity for the period increased by 15.7% while the average load factor was down 1.4 percentage points to 66.3%.

- Loads on our North American routes were high throughout the first six months though the cargo value was lower as were yields. The service to Dallas and Atlanta was increased from four flights a week to six a week from 25th July to meet the consistently high demand. It will become daily from 25th August.
- There was a significant dip in the North Asian market due to increased competition. Shippers are also moving to marine transport due to the lower cost of bunker fuel relative to jet fuel and the availability of larger and faster ships.
- Demand from Mainland China was high throughout the first half, in particular from Shanghai.
- Three new Boeing 747-400BCFs joined the Cathay Pacific fleet, arriving in January, June and July respectively. We now operate a total of six Boeing 747-400BCFs.
- Despite the current downturn we remain confident in the future of the airfreight industry in Hong Kong. To this end we have submitted a formal tender to build and operate the proposed third cargo terminal at Hong Kong International Airport – a facility we believe is vital to Hong Kong's continued growth as an airfreight hub.
- We also have firm orders for six new Boeing 747-400ERFs with deliveries commencing in May 2008.
- By the end of the year Cathay Pacific and Dragonair combined will operate 26 freighters – one of the biggest freighter fleets in the world.

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$5,558 million (2006: HK$4,153 million) and Cathay Pacific recoveries of HK$4,936 million (2006: HK$4,196 million) are given below:

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2007 HK$M	2006 HK$M	**Change**	**2007 HK$M**	2006 HK$M	**Change**
Staff	**5,781**	4,709	**+22.8%**	**4,489**	4,273	**+5.1%**
Inflight service and passenger expenses	**1,150**	907	**+26.8%**	**968**	907	**+6.7%**
Landing, parking and route expenses	**4,119**	3,188	**+29.2%**	**3,561**	3,096	**+15.0%**
Fuel	**6,772**	5,896	**+14.9%**	**6,028**	5,756	**+4.7%**
Aircraft maintenance	**3,499**	2,512	**+39.3%**	**2,787**	2,470	**+12.8%**
Aircraft depreciation and operating leases	**2,984**	2,424	**+23.1%**	**2,608**	2,385	**+9.4%**
Other depreciation and operating leases	**471**	401	**+17.5%**	**308**	300	**+2.7%**
Commissions	**414**	299	**+38.5%**	**362**	299	**+21.1%**
Others	**693**	480	**+44.4%**	**384**	394	**-2.5%**
Net operating expenses	**25,883**	20,816	**+24.3%**	**21,495**	19,880	**+8.1%**
Net finance charges	**404**	177	**+128.2%**	**241**	121	**+99.2%**
Total net operating expenses	**26,287**	20,993	**+25.2%**	**21,736**	20,001	**+8.7%**

- Group operating expenses, which include Dragonair for the first six months of 2007, rose 25.2% to HK$26,287 million.
- Staff cost increased with an increase in the number of staff.
- Inflight service and passenger expenses rose due to an increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel cost increased as a result of an increase in consumption.
- Fuel hedging gains decreased by HK$232 million to HK$488 million which include unrealised mark to market gains of HK$396 million (2006: HK$590 million).
- Aircraft maintenance increased as a result of the larger operating fleet.
- Aircraft depreciation and operating leases increased due to aircraft deliveries.
- Cost per ATK increased to HK$2.30 while the cost per ATK without fuel increased to HK$1.69. These increases are due to the higher unit cost of Dragonair.

Financial position

- Additions to fixed assets were HK$3,096 million, comprising HK$3,005 million for aircraft and related equipment and HK$91 million for other equipment and buildings.
- Borrowings increased by 1.7% to HK$32,499 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 39% at fixed rates of interest net of derivatives.
- Liquid funds, 70% of which are denominated in US dollars, increased by 14.5% to HK$17,882 million.
- Net borrowings decreased by 10.4% to HK$14,643 million.
- Funds attributable to Cathay Pacific shareholders increased by 2.9% to HK$46,745 million while the net debt/equity ratio decreased to 0.31 times.
- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2006 Annual Report.

Fleet profile

Aircraft type	Number as at 30th June 2007				Firm orders				Expiry of operating leases					Purchase rights
		Leased												
	Owned	Finance	Operating	Total	'07	'08	'09 and beyond	Total	'08	'09	'10	'11	'12 and beyond	
Aircraft operated by Cathay Pacific:														
A330-300	8	16	3	27	2	3[(a)]		5				3		
A340-300	1	10	4	15								4		
A340-600			3	3					3					
747-400	18		6	24[(b)]									6	
747-200F	4	3		7										
747-400F	2	4		6										
747-400BCF	5	1		6[(c)]			1[(d)]	1						
747-400ERF						3	3	6						
777-200	1	4		5										
777-300	2	10		12										
777-300ER					5[(e)]	5[(e)]	13	23						20[(f)]
Total	41	48	16	105	7	11	17	35	3			7	6	20
Aircraft operated by Dragonair:														
A320	3	2	5	10						1	1	3		
A321	2		4	6							2	2		
A330	2	3	11	16[(g)]					1	1	1	2	6	
747-200F	1			1										
747-300SF	3			3										
747-400BCF	2			2	1	2		3						
Total	13	5	20	38	1	2		3	1	2	4	7	6	
Aircraft operated by AHK:														
A300-600F	2	6		8										
Grand total	56	59	36	151	8	13	17	38	4	2	4	14	12	20

(a) Aircraft on 7.5 year operating leases.
(b) Two aircraft under reconfiguration and one aircraft to be converted to a 747-400BCF in 2008.
(c) One aircraft under reconfiguration.
(d) Aircraft on 9 year operating lease.
(e) Two aircraft on 10 year operating leases.
(f) Purchase rights for aircraft delivered by 2017.
(g) Two aircraft leased out to Air China.

Human resources

- Cathay Pacific and its subsidiaries now employ more than 25,300 people worldwide. The airline itself employs more than 11,400 staff in Hong Kong including 2,200 pilots and almost 7,000 cabin crew. The Cathay Pacific Group remains one of Hong Kong's biggest employers.
- We continued to recruit staff in the first six months, hiring 348 cabin crew and 116 pilots. Recruitment will continue throughout 2007 with plans to add a further 135 pilots and 624 cabin crew.
- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both the individuals and the Company.

Review of subsidiaries and associates

- This is the first Group interim result to include Hong Kong Dragon Airlines Limited's ("Dragonair") full figures.
- AHK Air Hong Kong Limited ("AHK") achieved a higher profit in the first half of 2007 over last year.
- Cathay Pacific Catering Services (H.K.) Limited reported a satisfactory interim profit with strong growth in meal volumes. The profit margin improved as a result of strong demand and ongoing cost controls.
- Air China Limited ("Air China") made a satisfactory profit in the period.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$548 million, a significant 38% increase over 2006.

Consolidated Profit and Loss Account - Unaudited

	Note	Six months ended 30th June 2007 HK$M	2006 HK$M
Turnover			
Passenger services		**20,980**	15,941
Cargo services		**7,377**	6,314
Catering, recoveries and other services		**6,274**	4,831
Turnover	2	**34,631**	27,086
Expenses			
Staff		**(5,781)**	(4,709)
Inflight service and passenger expenses		**(1,373)**	(1,067)
Landing, parking and route expenses		**(4,775)**	(3,674)
Fuel		**(10,553)**	(8,681)
Aircraft maintenance		**(3,499)**	(2,512)
Aircraft depreciation and operating leases		**(3,180)**	(2,424)
Other depreciation and operating leases		**(471)**	(401)
Commissions		**(414)**	(299)
Others		**(1,395)**	(1,202)
Operating expenses		**(31,441)**	(24,969)
Operating profit	3	**3,190**	2,117
Finance charges		**(1,094)**	(797)
Finance income		**690**	620
Net finance charges		**(404)**	(177)
Share of profits of associates		**265**	130
Profit before tax		**3,051**	2,070
Taxation	4	**(389)**	(316)
Profit for the period		**2,662**	1,754
Profit attributable to			
Cathay Pacific shareholders		**2,581**	1,668
Minority interests		**81**	86
		2,662	1,754
Dividends			
Interim declared	5	**985**	786
Earnings per share		**HK¢**	HK¢
Basic	6	**65.6**	49.3
Diluted	6	**65.5**	49.2
Dividend per share	5	**25.0**	20.0

Consolidated Balance Sheet - Unaudited

	Note	30th June 2007 HK$M	31st December 2006 (Restated) HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**58,573**	58,009
Intangible assets		**7,502**	7,486
Investments in associates		**8,997**	8,826
Other long-term receivables and investments		**3,439**	3,406
		78,511	77,727
Long-term liabilities		**(36,265)**	(33,956)
Related pledged security deposits		**7,703**	8,164
Net long-term liabilities		**(28,562)**	(25,792)
Retirement benefit obligations		**(204)**	(170)
Deferred taxation		**(6,698)**	(6,600)
		(35,464)	(32,562)
Net non-current assets		**43,047**	45,165
Current assets and liabilities			
Stock		**855**	762
Trade and other receivables	7	**9,490**	8,735
Liquid funds		**17,882**	15,624
		28,227	25,121
Current portion of long-term liabilities		**(4,959)**	(7,503)
Related pledged security deposits		**1,022**	1,352
Net current portion of long-term liabilities		**(3,937)**	(6,151)
Trade and other payables	8	**(12,216)**	(10,999)
Unearned transportation revenue		**(5,255)**	(4,671)
Taxation		**(2,996)**	(2,902)
		(24,404)	(24,723)
Net current assets		**3,823**	398
Net assets		**46,870**	45,563
CAPITAL AND RESERVES			
Share capital	9	**788**	787
Reserves		**45,957**	44,624
Funds attributable to Cathay Pacific shareholders		**46,745**	45,411
Minority interests		**125**	152
Total equity		**46,870**	45,563

4. Taxation

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
Current tax expenses		
- Hong Kong profits tax	**26**	24
- Overseas tax	**228**	160
- Under provision for prior years	**22**	42
Deferred tax		
- Origination and reversal of temporary differences	**113**	90
	389	316

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

5. Dividends

The Directors declared an interim dividend of HK¢25 per share (2006: HK¢20 per share) for the period ended 30th June 2007. This interim dividend which totals HK$985 million (2006: HK$786 million) will be paid on 2nd October 2007 to shareholders registered at the close of business on the record date, 7th September 2007.

The register of members will be closed from 3rd September 2007 to 7th September 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 31st August 2007.

6. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$2,581 million (2006: HK$1,668 million) by the daily weighted average number of shares in issue throughout the period of 3,937 million (2006: 3,382 million) shares and 3,942 million (2006: 3,389 million) shares respectively with the latter adjusted for the effects of the share options.

	2007	2006
	million	million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,937**	3,382
Deemed issue of ordinary shares for no consideration	**5**	7
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,942**	3,389

7. Trade and other receivables

	30th June 2007 HK$M	31st December 2006 HK$M
Trade debtors	**4,941**	4,701
Derivative financial assets	**1,356**	720
Other receivables and prepayments	**3,085**	3,213
Due from associates	**108**	101
	9,490	8,735

	30th June 2007 HK$M	31st December 2006 HK$M
Analysis of trade debtors by age:		
Current	**4,830**	4,445
One to three months overdue	**80**	241
More than three months overdue	**31**	15
	4,941	4,701

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

8. Trade and other payables

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Trade creditors	**4,747**	4,518
Derivative financial liabilities	**923**	756
Other payables	**6,229**	5,426
Due to associates	**202**	160
Due to other related companies	**89**	110
Bank overdrafts - unsecured	**26**	29
	12,216	10,999

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Analysis of trade creditors by age:		
Current	**3,360**	3,129
One to three months overdue	**779**	939
More than three months overdue	**608**	450
	4,747	4,518

9. Share capital

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2007, 3,938,753,572 shares were in issue (31st December 2006: 3,935,697,572 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 3,056,000 shares were issued under the Scheme. Details of the Scheme can be found in note 14 to the accounts in the 2007 Interim Report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the period with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules on the Stock Exchange.

The 2007 interim result has been reviewed by the Audit Committee and external auditors. Details on Corporate Governance can be found in the 2006 Annual Report and in the 2007 Interim Report.

11. Interim report

The 2007 Interim Report will be sent to shareholders on 22nd August 2007. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2007.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman
Hong Kong, 8th August 2007

Website: http://www.cathaypacific.com

END